www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2024/04/02: Represent subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. to announce disposal of UnitedDS Semiconductor (Shandong) Co., Ltd.

99.2 Announcement on 2024/04/03: To announce related materials on acquisition of facilities

99.3 Announcement on 2024/04/10: UMC will convene Q1 2024 Investor Conference

99.4 Announcement on 2024/04/16: Announcement of the Company’s Board Meeting Date of Q1, 2024 Consolidated Financial Report

99.5 Announcement on 2024/04/08: March Revenue

99.6 Announcement on 2024/04/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. to announce disposal of UnitedDS Semiconductor (Shandong) Co., Ltd.

1. Date of occurrence of the event: 2024/04/02

2. Method of the current increase (decrease) in investment:

HEJIAN TECHNOLOGY(SUZHOU) CO., LTD. to dispose UnitedDS Semiconductor (Shandong) Co., Ltd.

3. Amount, unit price, and total monetary amount of the transaction:

Amount: NA;

Unit price: NA;

Total monetary amount of the transaction: RMB77,000,000 (approximately NTD337,722,000)

4. Company name of the mainland Chinese investee:

UnitedDS Semiconductor (Shandong) Co., Ltd.

5. Paid-in capital of aforementioned mainland Chinese investee: RMB30,000,000

6. Amount of capital increase currently planned for the aforementioned mainland Chinese investee: NA

7. Main businesses of the aforementioned mainland Chinese investee: IC design and service

8. Type of CPA opinion in the latest annual financial statements of the aforementioned mainland Chinese investee: Unqualified opinion

9. Total equity of the aforementioned mainland Chinese investee in the latest annual financial statements: RMB108,082,329.31

10. Amount of profit/loss of the aforementioned mainland Chinese investee in the latest annual financial statements: RMB57,662,044.01

11. Amount of actual investment in the aforementioned mainland Chinese investee, up to the present moment: RMB30,000,000

12. Trading counterparty and its relationship with the Company:

The trading counterparty will be invested by SiS Investments Limited the subsidiary of Silicon Integrated Systems Corp.; Associate

13. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Strategic plan; Capital invest in UnitedDS Semiconductor (Shandong) Co., Ltd.

14. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

15. Profit (or loss) upon disposal: RMB19,961,030.65

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment: follow the contract;

Restrictive covenants in the contract: NA;

Other important terms and conditions: NA

17. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making unit:

The manner in which the current transaction was decided: Follow Procedure for Acquisition or Disposal of Assets;

The reference basis for the decision on price: follow the contract;

The decision-making unit: Board Meeting

18. Broker: NA

19. Concrete purpose of the acquisition or disposal: Strategic plan

20. Any dissenting opinions of directors to the present transaction: No

21. Whether the counterparty of the current transaction is a related party: YES

22. Date of the board of directors’ resolution: 2024/04/02

23. Date of ratification by supervisors or approval by the Audit Committee: 2024/04/02

24. Total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment: USD1,919,404,001.00

25. Ratio of the total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment, to the paid-in capital on the latest financial statements: 44.81%

26. Ratio of the total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment, to the total assets on the latest financial statements: 10.76%

27. Ratio of the total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment, to equity attributable to owners of the parent on the latest financial statements: 15.63%

28. Total amount of actual investment in mainland China, up to the present moment: USD1,919,404,001.00

29. Ratio of the total amount of actual investment in mainland China, up to the present moment, to the paid-in capital on the latest financial statements: 44.81%

30. Ratio of the total amount of actual investment in mainland China, up to the present moment, to the total assets on the latest financial statements: 10.76%

31. Ratio of the total amount of actual investment in mainland China, up to the present moment, to equity attributable to owners of the parent on the latest financial statements: 15.63%

32. Amount of recognized profit (loss) on investment in mainland China for the last three years:

2021 profit NTD 3,156,452,000.00;

2022 profit NTD 10,199,599,000.00;

2023 profit NTD 7,295,478,000.00

33. Amount of profit remitted back to Taiwan for the last three years: 0

34. Whether the CPA issued an unreasonable opinion regarding the current transaction: No

35. Name of the CPA firm: Kau Wei CPAs Firm

36. Name of the CPA: Wenching Tsai

37. Practice certificate number of the CPA: Tai Cai Zheng Deng (Six) Zi No. 1494

38. Any other matters that need to be specified: NA

Exhibit 99.2

To announce related materials on acquisition of facilities

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Facilities

2. Date of occurrence of the event: 2024/01/01~2024/04/03

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,394,176,078;

total transaction price: NT$1,394,176,078

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trane Distribution Pte. Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker's fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.3

UMC will convene Q1 2024 Investor Conference

1. Date of institutional investor conference: 2024/04/24

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference:

UMC Q1 2024 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.4

Announcement of the Company’s Board Meeting Date of Q1, 2024 Consolidated Financial Report

1. Date of a notice of the board of directors meeting is issued: 2024/04/16

2. Expected date of the board of directors meeting is convened: 2024/04/24

3. Expected year and quarter of the financial reports or the annual self-assessed financial information submitted to the board of directors or approved by the board of directors:

Q1, 2024 Consolidated Financial Report

4. Any other matters that need to be specified: None

Exhibit 99.5

United Microelectronics Corporation

April 8, 2024

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2024.

1)
Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
March	Net sales	18,167,134	17,688,853	478,281	2.70%
Year-to-Date	Net sales	54,632,099	54,209,447	422,652	0.78%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	8,717,787	8,662,095	161,656,971

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023 and February 27, 2024, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,989 million.

4)
Financial derivatives transactions: None

Exhibit 99.6

United Microelectronics Corporation

For the month of March, 2024

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of February 29, 2024	Number of shares as of March 31, 2024	Changes
Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President	TS Wu S F Tzou Jerry CJ Hu Y S Shen Steven S Liu Francia Hsu Mindy Lin Eric Chen	3,354,809 1,759,108 3,213,000 2,628,000 3,780,000 1,439,000 2,428,925 2,158,000	2,854,809 1,619,108 3,143,000 1,628,000 2,780,000 439,000 2,390,925 2,018,000	(500,000) (140,000) (70,000) (1,000,000) (1,000,000) (1,000,000) (38,000) (140,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of February 29, 2024	Number of shares as of March 31, 2024	Changes
Vice President	Steven S Liu	2,700,000	3,700,000	(1,000,000)